Exhibit (a)(11)
Termination of the Initial Offer Period and Withdrawal Rights in connection with the Takeover Offer
of
Jilin Chemical Industrial Company Limited
On October 28, 2005, PetroChina Company Limited (“PetroChina”) and Jilin Chemical Industrial Company Limited (“Jilin”) jointly announced that, subject to the satisfaction or waiver of certain pre-conditions, Citigroup Global Markets Asia Limited, on behalf of PetroChina, and (in the United States only) PetroChina, would make a voluntary conditional offer (the “H Share Offer”) to acquire all the outstanding overseas listed foreign invested shares of par value RMB1.00 each in Jilin (the “Jilin H Shares”) for HK$2.80 per Jilin H Share, and the Jilin H Shares represented by American Depositary Shares (the “Jilin ADSs”) for HK$280.00 per Jilin ADS, in each case not already owned by PetroChina and parties acting in concert with PetroChina.
PetroChina announces that it has received no-action relief from the staff of the United States Securities and Exchange Commission (the “SEC”), confirming that they will not recommend enforcement action to the SEC if PetroChina terminates the initial offer period of the H Share Offer (the “Initial Offer Period”) and thereby terminates withdrawal rights before the scheduled expiration of such period, so long as, at the time withdrawal rights terminate: (i) the Initial Offer Period has been open for at least 20 U.S. business days and (ii) all conditions of the H Share Offer have been satisfied or waived. In addition, PetroChina has agreed to issue a press release and publish this advertisement today, being the date five U.S. business days prior to the date of the H Share Class Meeting (defined below), with respect to the matters set forth herein.
The Initial Offer Period for the H Share Offer will expire at 4:00 p.m. (Hong Kong time) on Friday, 6 January 2006, unless the H Share Offer is extended or has previously become or been declared unconditional, or has lapsed or been withdrawn. Because of the time difference between Hong Kong and New York City, acceptances of the H Share Offer by holders of Jilin ADSs (“Jilin ADS Holders”) must be received by the US Tender Agent no later than 5:00 p.m. (New York City time) on 5 January 2006. The earliest date on which the H Share Offer will become or be declared unconditional and the Initial Offer Period can expire is the date of the H Share Class Meeting, which is scheduled for 10:00 a.m. (Hong Kong time) on Saturday, 31 December 2005.
Holders of Jilin H Shares (“Jilin H Shareholders”) and Jilin ADS Holders may withdraw their acceptances of the H Share Offer at any time during the Initial Offer Period, which (unless the H Share Offer has previously become or been declared unconditional, revised or extended) will expire on 6 January 2006. Following PetroChina’s receipt of no-action relief from the staff of the SEC as described above, the Jilin H Shareholders and Jilin ADS Holders will not be entitled to withdraw their acceptances once the H Share Offer has become or been declared unconditional.
PetroChina announces that, if the resolutions approving the voluntary withdrawal of the listings of the Jilin H Shares and the Jilin ADSs from the Hong Kong Stock Exchange and the New York Stock Exchange, respectively, are passed at the special class meeting of Jilin H Shareholders to be held on Saturday, 31 December 2005 (the “H Share Class Meeting”), and if valid acceptances of the H Share Offer for not less than 66 2/3% in nominal value of the Jilin H Shares, including the Jilin H Shares represented by the Jilin ADSs, are received, the H Share Offer will become unconditional and the Initial Offer Period will expire. The expiration of the Initial Offer Period may occur at any time on or after 31 December 2005, the date of the H Share Class Meeting. The right of Jilin H Shareholders and Jilin ADS Holders to withdraw their acceptances of the H Share Offer will also terminate at such time.
Accordingly, Jilin H Shareholders and Jilin ADS Holders that wish to withdraw their acceptances of the H Share Offer should do so before 31 December 2005 to ensure that their withdrawal is timely. A Jilin H Shareholder who accepts the H Share Offer may withdraw his/her/its acceptance during the Initial Offer Period by lodging a timely notice in writing signed by the acceptor (or his/her/its agent duly appointed in writing and evidence of whose appointment is produced together with the notice) to the Registrar at its address set forth in the composite offer and response document relating to the H Share Offer (the “Composite Document”). A Jilin ADS Holder who accepts the H Share Offer in respect of the Jilin H Shares represented by his/her/its Jilin ADSs may withdraw his/her/its acceptance during the Initial Offer Period by providing timely notice in writing to the US Tender Agent at its address set forth in the letter of transmittal for the H Share Offer.
PetroChina and Jilin will jointly release an announcement when the H Share Offer becomes unconditional in all respects. PetroChina and Jilin will communicate such announcement in the U.S. by issuing a press release that will be filed with the SEC (and will be available on the SEC’s website at www.sec.gov) and delivered to the New York Stock Exchange. If the H Share Offer is extended, PetroChina and Jilin will jointly release an announcement to that effect, and such announcement will be filed with the SEC (and will be available on the SEC’s website at www.sec.gov).
Jilin H Shareholders and Jilin ADS Holders in the U.S. are advised to read PetroChina’s tender offer statement on Schedule TO, Jilin’s solicitation/recommendation statement on Schedule 14D-9, and PetroChina’s and Jilin’s joint transaction statement on Schedule 13E-3 that have been filed with the SEC because they contain important information, including information about how to withdraw acceptance of the H Share Offer. These documents are available free of charge at the SEC’s website at www.sec.gov. Jilin H Shareholders and Jilin ADS Holders in the U.S. may also direct questions and requests for additional copies of the Composite Document and other offer materials to Innisfree M&A Incorporated, the information agent, at 1-877-717-3898 (toll free in the U.S. and Canada) or +1-212-750-5833 (call collect from all other countries). In addition, all such documents will be made available to investors in the U.S. free of charge by writing to Zhang Liyan at No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, the People’s Republic of China.
December 23, 2005